UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Southern Connecticut Bancorp, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
84264A102 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054 (973) 952-0405 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 16, 2009 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 84264A102

1.	Seidman and Associates, LLC 22-3343079

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 31,470

	8.	Shared Voting Power

	9.	Sole Dispositive Power 31,470

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,470

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.15

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 84264A102

1.	Seidman Investment Partnership, LP 22-3360359

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 31,470

	8.	Shared Voting Power

	9.	Sole Dispositive Power 31,470

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,470

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.15

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 84264A102

1.	Seidman Investment Partnership II, LP 22-3603662

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 31,670

	8.	Shared Voting Power

	9.	Sole Dispositive Power 31,670

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,670

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.16

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 84264A102

1.	Broad Park Investors, LLC 22-6759307

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 31,670

	8.	Shared Voting Power

	9.	Sole Dispositive Power 31,670

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,670

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.16

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 84264A102

1.	Berggruen Holdings North America Ltd.

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.00

14.	Type of Reporting Person CO

SCHEDULE 13D
CUSIP No. 84264A102

1.	LSBK06-08, LLC 20-8067445

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 21,475

	8.	Shared Voting Power

	9.	Sole Dispositive Power 21,475

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,475

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.78

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 84264A102

1.	Lawrence B. Seidman ###-##-####

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 178,425

	8.	Shared Voting Power

	9.	Sole Dispositive Power 178,425

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 178,425

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 6.52

14.	Type of Reporting Person IN

This statement on Schedule 13D which was filed on November 6, 2007 on behalf of Seidman and Associates, L.L.C (“SAL”), Seidman Investment Partnership, L.P. (“SIP”), Seidman Investment Partnership II, L.P. (“SIPII”), Broad Park Investors, L.L.C. (“Broad Park”), LSBK06-08, L.L.C., Berggruen Holdings North America Ltd., and Lawrence Seidman individually (“Seidman”), collectively the “Reporting Persons” with respect to the Reporting Persons’ beneficial ownership of shares of Common stock (“the Shares”) of Southern Connecticut Bancorp, Inc., a Connecticut corporation, (“the Issuer”) is hereby amended as set forth below: Such statement on Schedule 13D is hereinafter referred to as the “Schedule 13D”. Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

4. Purpose of Transaction

Berggruen Holdings North America Ltd.,* a Reporting Person, sold all of the shares owned of the Issuer and has ceased to be a Reporting person.

*All of the shares of the Issuer sold by Berggruen were sold to other entities controlled by Seidman.

On January 16, 2009 Seidman sent a letter to Director Elmer Laydon requesting that the Issuer disclose all material information concerning merger discussions with third parties.  (A copy is attached hereto as Exhibit A.)

5. Interest in Securities of the Issuer

(a)(b)(c) As of the close of business on January 16, 2009, the Reporting Persons owned beneficially an aggregate of 178,425 shares of Common Stock, which constituted approximately 6.52% of the 2,737,528 shares of Common Stock outstanding as of November 13, 2008, as disclosed in the Issuer's Form 10-Q for the period ended September 30, 2008.

Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock, and except as set forth in this Item 5, none of the Reporting Persons has effected transactions in the Common Stock during the past sixty (60) days except for previously reported transactions.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 20, 2009
/ss/ Lawrence B. Seidman
Lawrence B. Seidman, Manager, Seidman and Associates, L.L.C.

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, President of the Corporate General Partner, Seidman Investment Partnership, L.P.

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, President of the Corporate General Partner, Seidman Investment Partnership II, LP

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, Investment Manager, Broad Park Investors, L.L.C.

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, Investment Manager, LSBK06-08, L.L.C.

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, Individually

EXHIBIT A
LAWRENCE B. SEIDMAN
100 Misty Lane
Parsippany, NJ 07054
(973) 952-0405
(973) 781-0876 fax
January 16, 2009

Via Federal Express
Mr. Elmer Laydon
Laydon Industries, LLC
51 Longhini Lane
New Haven CT  06519

Dear Mr. Laydon:

You have disclosed to me that the Board has received a written letter of intent, in excess of $9.00, to purchase Southern Connecticut Bancorp, Inc. (SSE).  In addition, you represented that the Board was speaking with at least two (2) additional purchasers.  You also represented that the Board has unanimously voted to sell SSE.

Your disclosures to me during our last phone conversation have left me with the impression that you and maybe some of the other Board members may now not be acting in the best interest of all the shareholders.  I cannot understand why the Board has not concluded the SSE sale.  The Board should now make full disclosure with respect to the details of the Board’s negotiations so the shareholders can evaluate the Board’s conduct.

Based upon my many conversations with you, if SSE is not sold, a change in the composition of the Board, in my opinion, is required.  Therefore, I will be nominating Neal S. Axelrod and myself for election to the Board at the next annual shareholders meeting in accordance with Section 1.13 of the SSE Bylaws.  Hopefully we can avoid a costly proxy contest.  Please contact me to discuss the issues raised in this letter.

Please distribute a copy of this letter to all of the SSE Board members.

                            Very truly yours,

                            LAWRENCE B. SEIDMAN
LBS:jb